FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




             THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                 2004 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

   -Operating profit before provisions up 8.9 per cent to HK$20,926 million (HK$19,223 million in the first half of 2003; up 15.5 per cent from
    HK$18,118 million in the second half of last year).

   -Pre-tax profit up 41.3 per cent to HK$24,299 million (HK$17,193 million in the first half of 2003; up 38.0 per cent from HK$17,604 million in the second half of last year).

   -Attributable profit up 44.2 per cent to HK$17,919 million (HK$12,424 million in the first half of 2003; up 34.0 per cent from HK$13,373 million in the second half of last year).

   -Return on average shareholders' funds of 32.0 per cent (27.8 per cent and 27.0 per cent in the first and second half of 2003 respectively).

   -Assets up 4.0 per cent to HK$2,234.7 billion (HK$2,148.7 billion at the end of 2003).

   -Total capital ratio of 12.5 per cent; tier 1 capital ratio of 10.9 per cent (12.0 per cent and 10.2 per cent at 31 December 2003).

   -Cost:income ratio of 37.9 per cent (36.6 per cent and 41.7 per cent for the first and second half of 2003 respectively).

Results

Comment by David Eldon, Chairman

Operating profit before provisions was 8.9 per cent higher at HK$20,926 million. This was achieved despite a reduction in Hong Kong of net interest income in the Personal Financial Services business of 16.6 per cent or HK$1,491 million. This reduction, arising from reduced spreads on deposits and intense price competition in the mortgage market, was more than offset by a 35.1 per cent increase in other operating income. With the support of a regional economy recovering from the challenges of the first half of 2003, each of our customer group businesses, Personal Financial Services, Commercial Banking and Corporate, Investment Banking and Markets, demonstrated significantly improved performance in the first half of the current year. Overall, reported results are supported by the release of general provisions following a review of historical loss experience, and the improved credit environment across Asia. Highlights include:

   -In Personal Financial Services other operating income was 35.1 per cent higher at HK$6,576 million than in the comparable period last year.

   -Fee income from credit cards was 20.2 per cent higher than the first half of 2003 and the group remained the largest card issuer in Hong Kong with 3.3 million cards in force.

   -Income from fees and commissions on sales of unit trusts and capital guaranteed funds, funds under management and securities transactions grew by HK$749 million, or 56.1 per cent, over the same period last year.

   -Insurance income from personal customers rose by 48.6 per cent to HK$1,732 million reflecting the increase in the number of policies in force, higher underwriting profits and embedded value.

   -In Corporate, Investment Banking and Markets, other operating income rose by HK$683 million, or 34.8 per cent, over the same period last year.

   -Dealing profits increased by HK$1,096 million, or 59.3 per cent, over the first half of 2003.

   -In Commercial Banking, other operating income rose by 20.2 per cent to HK$2,572 million over the first half of 2003.

   -HSBC's Business Internet Banking is the leading provider of internet banking services to companies in Hong Kong.

In Hong Kong, the economy should continue this year to benefit from current export levels and the revival in consumer spending. However, the outlook for the entire region will be conditional on the pace of economic recovery in the United States and recent measures taken by the Chinese government to ease its rate of economic growth. In this unpredictable environment we will continue to develop our key businesses in Hong Kong while focusing on the broad growth of our businesses elsewhere in Asia. In mainland China we will continue our policy of organic growth and selective investments as the market opens further in line with China's membership of the World Trade Organisation.

Results by Customer Group



                                                            Corporate,
                                                            Investment
                                    Personal                   Banking
                                   Financial   Commercial          and       Private
Figures in HK$m                     Services      Banking      Markets       Banking   Other     Total


Half-year
ended 30
June 2004

Net interest income                    9,876        3,221        5,994            15    (486)   18,620

Dealing profits                          265          241        2,943             3     256     3,708

Other operating income^                6,576        2,572        2,643            22    (426)   11,387

Operating income                      16,717        6,034       11,580            40    (656)   33,715

Operating expenses^                   (7,445)      (2,307)      (3,459)          (33)    455   (12,789)

Operating profit before
  provisions                           9,272        3,727        8,121             7    (201)   20,926

Provisions for bad and
  doubtful debts                        (634)       1,592          635             -      (1)    1,592

Provisions for contingent
  liabilities and commitments              -          (24)          (1)            -    (127)     (152)

Operating profit                       8,638        5,295        8,755             7    (329)   22,366

Profit on tangible fixed assets
  and long-term investments                5            -           46             -   1,041     1,092

Surplus arising on property
  revaluation                              -            -            -             -     853       853

Share of profits less losses of
  associated companies                    18            -          (42)            -      12       (12)

Profit on ordinary activities
  before tax                           8,661        5,295        8,759             7   1,577    24,299

Share of pre-tax profit                 35.6%        21.8%        36.1%            -     6.5%    100.0%

                                                            Corporate,
                                                            Investment
                                    Personal                   Banking
                                   Financial   Commercial          and       Private
Figures in HK$m                     Services      Banking      Markets       Banking    Other      Total

Half-year ended 30 June 2003

Net interest income                   10,837        3,126        6,043            12     (498)    19,520

Dealing profits                          227          211        1,847             1       (8)     2,278

Other operating income^                4,869        2,139        1,960            52     (512)     8,508

Operating income                      15,933        5,476        9,850            65   (1,018)    30,306

Operating expenses^                   (6,377)      (2,050)      (2,882)          (55)     281    (11,083)

Operating profit before
  provisions                           9,556        3,426        6,968            10     (737)    19,223

Provisions for bad and
  doubtful debts                      (2,241)         304         (471)            -       (5)    (2,413)

Provisions for contingent
  liabilities and commitments             (1)         (16)         (24)            -      (22)       (63)

Operating profit                       7,314        3,714        6,473            10     (764)    16,747

Profit on tangible fixed
  assets and long-term
  investments                             15           29          130             -      543        717

Deficit arising on
  property revaluation                     -            -            -             -     (322)      (322)

Share of profits less
  losses of associated
  companies                                8            -            -             -       43         51

Profit on ordinary
  activities before tax                7,337        3,743        6,603            10     (500)    17,193

Share of pre-tax profit                 42.7%        21.8%        38.4%            -     (2.9)%    100.0%

                                                          Corporate,
                                                          Investment
                                   Personal                  Banking
                                  Financial   Commercial         and    Private
Figures in HK$m                    Services      Banking     Markets    Banking           Other     Total

Half-year ended 31 December 2003

Net interest income                  10,269        3,099       6,334         13            (497)   19,218

Dealing profits                         265          235       1,452          3            (209)    1,746

Other operating income^               5,394        2,351       2,827         53            (530)   10,095

Operating income                     15,928        5,685      10,613         69          (1,236)   31,059

Operating expenses^                  (7,877)      (2,387)     (3,446)       (55)            824   (12,941)

Operating profit before
  provisions                          8,051        3,298       7,167         14            (412)   18,118

Provisions for bad and
  doubtful debts                     (1,439)         208         264          -              (6)     (973)

Provisions for contingent
  liabilities and commitments             -           13          14          -             (40)      (13)

Operating profit                      6,612        3,519       7,445         14            (458)   17,132

Profit on tangible fixed assets
  and long-term investments              (2)           7         (32)         -             323       296

Surplus arising on property
  revaluation                             -            -           -          -              88        88

Share of profits less losses of
  associated companies                   29            -           6          -              53        88

Profit on ordinary activities
  before tax                          6,639        3,526       7,419         14               6    17,604

Share of pre-tax profit                37.7%        20.0%       42.2%       0.1%              -     100.0%



^Other operating income and operating expenses in 'other' include an adjustment of HK$2,409 million to eliminate intra-group items (first half of 2003: HK$1,788 million; second half of 2003: HK$2,304 million).

Personal Financial Services reported profit before tax of HK$8,661 million, which was HK$1,324 million, or 18.0 per cent, higher than the first half of 2003. This reflected strong growth in Hong Kong of HK$1,137 million in profit before tax, against the backdrop of a highly competitive environment, while in the rest of Asia-Pacific profit before tax grew by HK$187 million.

Net interest income fell by HK$961 million, or 8.9 per cent, compared with the first half of 2003. In Hong Kong, net interest income was HK$1,491 million, or
16.6 per cent, lower primarily due to reduced spreads on deposits combined with intense price competition in the local mortgage market. Average mortgage yields in Hong Kong, excluding Government Home Ownership Scheme ('GHOS') and staff loans, fell by 21 basis points to 189 basis points below the bank's best lending rate in 2004, although there was some benefit from a lower cost of funds. In the rest of the Asia-Pacific region, net interest income rose by 28.8 per cent reflecting strong asset growth across the region, particularly in Australia, India, Singapore and Taiwan. Mortgage lending and credit card advances grew as a result of concentrated marketing and selling strategies to expand the group's market share of these products.

Other operating income of HK$6,576 million was 35.1 per cent higher than the first half of 2003, mainly attributable to the continued strong performance by the wealth management and insurance businesses. Income from fees and commissions on sales of unit trusts and capital guaranteed funds, funds under management and securities transactions grew by HK$749 million, or 56.1 per cent, over the same period in 2003, reflecting increased stock market activity, and the sale of structured products offering yield enhancement in the current low interest rate environment. Sales of unit trusts and capital guaranteed funds increased by HK$5.4 billion, or 17.0 per cent, compared to the same period in 2003, to HK$37.3 billion for the first half of 2004.

Fee income from credit cards was 20.2 per cent higher than the first half of last year and the group maintained its position as the largest card issuer in Hong Kong with 3.3 million cards in force. Credit card receivables in Hong Kong increased since 30 June 2003, reflecting the success of targeted acquisition strategies and an enhanced rewards programme. In the rest of the Asia-Pacific region, cards in issue grew by 13.9 per cent since the end of June 2003 and receivables by HK$2,127 million as a result of specific acquisition and usage programmes, such as the Home and Away programme which offers privileges and discounts to HSBC cardholders across 12 countries.

The group has continued to grow and develop its insurance business throughout the region, focusing on providing specific products to its personal customers through its force of financial planning managers. Insurance income from personal customers rose by 48.6 per cent to HK$1,732 million reflecting the increase in the number of policies in force, higher underwriting profits and embedded value.

Operating expenses increased by HK$1,068 million, or 16.7 per cent over the first half of 2003. Headcount rose to support business expansion across the region and growth in the Group service centres in China. Advertising and marketing costs were higher, particularly in Hong Kong, as campaigns for the comparable period of 2003 had been deferred until the economy began to recover post-SARS.

The charge for provisions for bad and doubtful debts fell by HK$1,607 million to HK$634 million, mainly in Hong Kong. Specific provisions fell by HK$1,329 million, with lower new provisions in the credit card, mortgage and personal lending portfolios, reflecting the improved credit environment across much of the region. In particular, credit conditions improved in Hong Kong as the economy continued the growth shown in the second half of 2003, with falling unemployment, lower bankruptcies and stronger GDP growth. There was also a release of general provisions following a review of the historical loss experience and the improved credit environment as detailed above.

Commercial Banking reported profit before tax of HK$5,295 million, an increase of 41.5 per cent over the first half of 2003, with growth in Hong Kong of 51.7 per cent to HK$4,238 million, and in the rest of Asia-Pacific to HK$1,057 million from HK$918 million.

Business alignment between the commercial banking teams in Hong Kong and mainland China resulted in substantial growth in the number of mutual business referrals between the two areas, and in April approval was obtained for seven branches on the Mainland to provide renminbi services to local businesses. In addition, a number of new business banking centres are being set up in Hong Kong to provide SME customers with a comprehensive range of services, and specific customer relationships in the middle market (MME) sector have been allocated a dedicated relationship manager to address their more sophisticated banking needs.

Net interest income was higher, in both Hong Kong and the rest of Asia-Pacific, compared with the first half of 2003. Although deposit spreads narrowed in Hong Kong, Commercial Banking benefited from the growth in international trade and the continued expansion of the Chinese economy, as well as from the improved customer management initiatives in the SME and MME sectors (as mentioned above). Property lending and taxi finance also grew as economic conditions improved in Hong Kong. In the rest of the Asia-Pacific region, notably in China and Australia, net interest income increased reflecting the growth in lending. Overall, the group's commercial banking portfolio increased by 24.7 per cent since the end of 2003.

Other operating income at HK$2,572 million was 20.2 per cent higher than the same period in 2003, mainly in Hong Kong, due to increased fees and other income from credit facilities, wealth management and insurance. The group also grew its trade finance income, benefiting from its close links to the Mainland as trade flows between China and the rest of Asia-Pacific grew significantly over the comparable period in 2003. The group has continued to grow its insurance business and expand the range of wealth management products. The group's Business Internet Banking service attracted over 27,000 new subscribers since the end of June 2003 and HSBC is the leading provider of internet banking services to companies in Hong Kong.

Operating expenses rose by HK$257 million, or 12.5 per cent, as the bank in Hong Kong increased staff numbers in order to support the business growth detailed above.

The net release of provisions for bad and doubtful debts was HK$1,288 million higher than the first half of 2003 reflecting the improved economic environment in Hong Kong, and a release in the general provision following a review of recent historical loan loss experience. There were lower new specific provisions in Hang Seng and the bank in Indonesia, and higher releases and recoveries in Singapore, Thailand and Mauritius.

Corporate, Investment Banking and Markets reported profit before tax of HK$8,759 million, 32.7 per cent higher than the first half of 2003, driven by a significant increase in dealing profits and a net release of provisions for bad and doubtful debts compared with a net charge in the first half of 2003.

Net interest income was flat compared to the first half of last year. There was continued pressure on corporate spreads in Hong Kong, and together with the maturity of high yielding treasury assets, this contributed to the fall in net interest income. This was compensated for by growth in corporate loan balances and successful position-taking by the Global Markets division.

Dealing profits increased by HK$1,096 million, or 59.3 per cent, over the first half of 2003 and more than doubled over the second half. Income from interest rate derivatives rose substantially as demand for structured investment products and bespoke risk management solutions grew in the current low interest rate environment. The group's increasing success in this area was evidenced by the fact that it was rated by Asia Risk as the top provider of derivatives in Asia and also of exotic interest rate derivative products in Asia ex-Japan. Foreign exchange profits benefited from higher corporate sales and currency volatility.

Other operating income rose by HK$683 million, or 34.8 per cent, attributable to growth in the securities custody and clearing business which benefited from buoyant stock markets across the region, and increases in loan commissions and brokerage income. There was also an increase in corporate finance advisory fees and investment banking income, with HSBC acting as global co-ordinator of the Hong Kong SAR Government's HK$6 billion bridge and tunnel toll securitisation offering, and as joint global co-ordinator of Ping An Insurance Co's US$1.84 billion initial public offering, the largest IPO in Hong Kong in the period.

Operating expenses increased by 20.0 per cent compared with the first half of 2003 mainly attributable to higher performance-related staff costs in line with the strong Global Markets results.

The net release of provisions for bad and doubtful debts of HK$635 million compared with a net charge of HK$471 million in the first half of last year. New specific provisions were lower as the first half of 2003 included significant provisions against a corporate customer in Hong Kong, whereas there have been higher recoveries this year.

Other includes income and expenses relating to staff housing loans, certain property activities, and investment and other activities that are not allocated to other customer groups. 2004 benefited from a HK$853 million surplus arising on property revaluation compared with a HK$322 million deficit in the first half of 2003, as the property market in Hong Kong continued the strong recovery seen at the end of 2003. Gains were also made on the disposal and revaluation of certain long-term investments and from the sale of property.

Consolidated Profit and Loss Account


                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Interest income                         27,432      28,153      27,617
Interest expense                        (8,812)     (8,633)     (8,399)
Net interest income                     18,620      19,520      19,218
Other operating income                  15,095      10,786      11,841
Operating income                        33,715      30,306      31,059
Operating expenses                     (12,789)    (11,083)    (12,941)
Operating profit before provisions      20,926      19,223      18,118
Provisions for bad and doubtful
  debts                                  1,592      (2,413)       (973)
Provisions for contingent
  liabilities and commitments             (152)        (63)        (13)
Operating profit                        22,366      16,747      17,132
Profit on tangible fixed assets
  and long-term investments              1,092         717         296
Surplus/(deficit) arising on
  property revaluation                     853        (322)         88
Share of profits less losses of
  associated companies                     (12)         51          88
Profit on ordinary activities
  before tax                            24,299      17,193      17,604
Tax on profit on ordinary
  activities                            (4,015)     (2,867)     (2,520)
Profit on ordinary activities after
  tax                                   20,284      14,326      15,084
Minority interests                      (2,365)     (1,902)     (1,711)

Profit attributable to
  shareholders                          17,919      12,424      13,373

Retained profits brought forward        37,764      28,952      34,992
Exchange and other adjustments            (604)        519         570
Transfer of depreciation to
  premises revaluation reserve             118         126         114
Transfer to premises revaluation
  reserve                                    -        (145)       (128)
Realisation on disposal of premises
  and investment properties                449          40         193
Ordinary dividends paid in respect
  of the current period                 (6,000)     (3,150)     (2,300)
Ordinary dividends proposed             (4,750)     (3,200)     (8,450)
Preference dividends payable              (692)       (574)       (600)
                                       (11,442)     (6,924)    (11,350)
Retained profits carried forward        44,204      34,992      37,764



Extract from the Consolidated Balance Sheet


Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Assets
Cash and short-term funds            411,946      323,767      359,137
Placings with banks maturing
  after one month                    114,739      106,002      113,322
Certificates of deposit               61,251       53,376       56,893
Hong Kong SAR Government
  certificates of indebtedness        85,674       77,804       85,294
Securities held for dealing
  purposes                            75,388       79,766       82,239
Long-term investments                403,132      380,114      399,642
Advances to customers                850,127      764,811      815,004
Amounts due from fellow
  subsidiary companies                43,488       41,716       57,389
Investments in associated
  companies                            2,786        1,764        1,564
Tangible fixed assets                 40,282       35,076       34,875
Other assets                         145,890      123,366      143,382
                                   2,234,703    1,987,562    2,148,741

Liabilities
Hong Kong SAR currency notes in
  circulation                         85,674       77,804       85,294
Current, savings and other
  deposit accounts                 1,699,786    1,548,867    1,669,704
Deposits by banks                     73,900       59,805       68,111
Amounts due to fellow subsidiary
  companies                           31,246       15,653       11,328
Amounts due to ultimate holding
  company                                660          696          375
Other liabilities                    190,654      155,013      175,071
                                   2,081,920    1,857,838    2,009,883

Capital resources
Other loan capital                    12,777       15,556       12,855
Minority interests                    15,660       16,305       15,991
Share capital                         59,570       47,864       51,603
Reserves                              60,026       46,799       49,959
Proposed dividends                     4,750        3,200        8,450
Shareholders' funds                  124,346       97,863      110,012
                                     152,783      129,724      138,858
                                   2,234,703    1,987,562    2,148,741

Consolidated Statement of Changes in Equity

                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Shareholders' funds at beginning
  of the period                        110,012      91,134      97,863

Profit for the period attributable
  to shareholders                       17,919      12,424      13,373

Unrealised surplus/(deficit) on
  revaluation of premises                3,995      (1,151)          6

Unrealised surplus/(deficit) on
  revaluation of investment properties     293        (184)        (68)

Long-term equity investments
  revaluation reserve
- Surplus on revaluation                   112          48         362
- Realisation on disposal                 (221)       (447)        (58)

New non-cumulative irredeemable
  preference share capital issued        7,784       2,925       3,883

Dividends                              (15,142)     (7,224)     (6,100)

Exchange and other movements              (406)        338         751

Shareholders' funds at end of the
  period                               124,346      97,863     110,012

Consolidated Cash Flow Statement

                                                 Half-year   Half-year
                                                     ended       ended
Figures in HK$m                                    30Jun04     30Jun03

Operating activities
Cash generated from operations                      21,417      30,936
Interest received on long-term investments           6,669       6,705
Dividends received on long-term investments            141         133
Dividends received from associated companies            25          35
Interest paid on loan capital                         (256)       (440)
Dividends paid to minority interests                (2,100)     (2,390)
Ordinary dividends paid                            (14,450)     (6,650)
Preference dividends paid                             (175)       (115)
Taxation paid                                       (2,006)     (1,071)

Net cash inflow from operating activities            9,265      27,143

Investing activities
Purchase of long-term investments                 (146,817)   (180,895)
Proceeds from sale or redemption of
  long-term investments                            133,245     162,949
Purchase of tangible fixed assets                     (425)       (385)
Proceeds from sale of tangible fixed assets            692         119
Net cash outflow in respect of acquisition
  of and increased shareholding in
  subsidiary companies                                (972)       (656)
Purchase of business                                     -      (7,037)
Purchase of interest in associated company          (2,010)       (273)

Net cash outflow from investing activities         (16,287)    (26,178)

Net cash (outflow)/inflow before financing          (7,022)        965

Financing
Issue of non-cumulative irredeemable
  preference share capital                           7,784       2,925
Repayment of loan capital                                -      (2,925)

Net cash flow from financing                         7,784           -

Increase in cash and cash equivalents                  762         965

Additional Information

1. Net interest income

                                   Half-year   Half-year   Half-year
                                       ended       ended       ended
Figures in HK$m                      30Jun04     30Jun03     31Dec03

Net interest income                   18,620      19,520      19,218
Average interest-earning assets    1,895,768   1,660,825   1,791,331
Net interest spread                     1.86%       2.26%       2.03%
Net interest margin                     1.98%       2.37%       2.13%



Net interest income of HK$18,620 million was HK$900 million, or 4.6 per cent, lower than the first half of 2003.

Net interest income from the Personal Financial Services business fell by HK$961 million, or 8.9 per cent, primarily due to reduced spreads on deposits and intense price competition on mortgages in Hong Kong. This was partially offset by increased net interest income from asset growth elsewhere in the region, notably mortgage lending in Australia, India, Singapore and Korea, and credit card advances in Taiwan, Australia, Thailand and Indonesia. Net interest income from the Commercial Banking business was HK$95 million, or 3.0 per cent, higher than the first half of 2003 due to an increase in lending to the international trade and property sectors in Hong Kong and China. Net interest income from Corporate, Investment Banking and Markets was flat despite continued downward pressure on spreads in Hong Kong due to successful position-taking by Global Markets and growth in corporate loan balances.

Average interest-earning assets increased by HK$234.9 billion, or 14.1 per cent to HK$1,895.8 billion. Average advances to customers grew by HK$84.1 billion, or
11.2 per cent, with strong growth in mortgage lending in New Zealand, Korea, Singapore, India and HSBC Bank Australia, and increases in commercial lending and trade finance in Hong Kong and China. Average credit card receivables rose in the bank in Hong Kong and Taiwan and other personal lending increased in Singapore. Average loans to banks were HK$77.6 billion higher, mainly in the bank in Hong Kong, although there was a decrease in Hang Seng Bank reflecting the redeployment of funds into higher yielding investments, and customer lending. Investments rose by HK$53.0 billion, mainly in Hang Seng Bank as discussed above.

The group's net interest margin of 1.98 per cent for the first half of 2004 was 39 basis points lower than the comparable period in 2003. Spread narrowed by 40 basis points and the contribution from net free funds was one basis point higher.

For the banking operations in Hong Kong (excluding Hang Seng Bank), net interest margin reduced by 51 basis points from the comparable period in 2003, to 1.76 per cent for the first half of 2004. Spread narrowed by 52 basis points to 1.67 per cent. Wholesale rates have decreased significantly since the first half of 2003 resulting in lower spreads on HK dollar savings and deposits, and current accounts, partially offset by higher margins on mortgages due to a lower cost of funds, and an increase of nine basis points in treasury products. Average yield on the residential mortgage portfolio, excluding GHOS loans and staff loans, was 186 basis points below BLR in the first half of 2004 compared with 166 basis points below BLR in the same period last year. The contribution from net free funds increased by one basis point compared with the same period last year.

In Hang Seng Bank, net interest margin narrowed by 39 basis points to 2.02 per cent with a reduction in spread of 38 basis points to 1.95 per cent. The decline in spreads on time deposits and fixed rate debt securities each caused the net spread to fall by 12 basis points. Narrower spreads on corporate lending and the fall in average mortgage portfolio yield accounted for a further reduction of 14 basis points. The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 192 basis points below BLR for the first half of 2004, compared with 170 basis points for the same period last year. The contribution from net free funds fell by one basis point, affected by further decline in market interest rates partially offset by an increase in net free funds due to the growth in HK dollar current account balances.

In the rest of the Asia-Pacific region, net interest margin at 1.89 per cent for the first half of 2004 was 20 basis points lower than the comparable period in 2003. Spread reduced by 19 basis points to 1.73 per cent with falls in Singapore and China due to lower pricing on loans and mortgages and higher funding costs. In India, spread increased by 63 basis points mainly due to lower cost current accounts and savings accounts. The contribution from net free funds remained constant at 16 basis points.

2. Other operating income



                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Dividend income
- Listed investments                        60          72          80
- Unlisted investments                      79          56          44
                                           139         128         124
Fees and commissions
- Account services                         597         577         585
- Credit facilities                        736         651         644
- Import/export                          1,264       1,119       1,254
- Remittances                              520         459         498
- Securities/stockbroking                1,494         813       1,273
- Cards                                  1,705       1,418       1,672
- Insurance                                107          91          81
- Unit trusts/funds under management     2,264       1,592       1,222
- Other                                  1,385         813       1,493
Fees and commissions receivable         10,072       7,533       8,722
Fees and commissions payable            (1,510)     (1,185)     (1,432)
                                         8,562       6,348       7,290

Dealing profits                          3,708       2,278       1,746
Other insurance income                   1,975       1,389       1,886
Rental income from investment
  properties                               107         109         111
Other                                      604         534         684

                                        15,095      10,786      11,841




Analysis of income from dealing in financial instruments

                                            Half-year                    Half-year                    Half-year
                                                ended                        ended                        ended
                                              30Jun04                      30Jun03                      31Dec03
                                              -------                      -------                      -------

                                     Dividend                     Dividend                     Dividend
                                      and net                      and net                      and net
                           Dealing   interest           Dealing   interest           Dealing   interest
Figures in HK$m            profits     income   Total   profits     income   Total   profits     income   Total

Foreign exchange             2,630        105   2,735     1,609         86   1,695     1,487         88   1,575
Interest rate derivatives    1,254       (346)    908       759        (91)    668       489       (191)    298
Debt securities               (193)       800     607      (113)       760     647      (291)       766     475
Equities and other trading      17         24      41        23         (2)     21        61          -      61

                             3,708        583   4,291     2,278        753   3,031     1,746        663   2,409



Other operating income of HK$15,095 million was 39.9 per cent higher than the first half of 2003. Dealing profits in Corporate, Investment Banking and Markets rose considerably mainly attributable to growth in structured interest rate products and corporate foreign exchange volumes. Income from wealth management initiatives together with insurance income from the Personal Financial Services business grew by HK$1,316 million, or 52.6 per cent. This reflected continued strong growth in sales of unit trusts and capital guaranteed funds in Hong Kong, fee income from securities and stockbroking and new individual life business written.

3. Operating expenses



                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Staff costs

- Salaries and other costs               6,838       5,859       6,746
- Retirement benefit costs                 443         465         514
                                         7,281       6,324       7,260

Premises and equipment

- Depreciation                           1,020       1,019       1,013
- Rental expenses                          570         579         550
- Other premises and equipment
  expenses                                 818         707         909
                                         2,408       2,305       2,472

Other                                    3,100       2,454       3,209
                                        12,789      11,083      12,941


Staff numbers by region^



                                    At 30Jun04      At 30Jun03      At 31Dec03

Hong Kong                               23,132          22,640          22,720

Rest of Asia-Pacific                    19,430          18,162          18,679

Americas/Europe                             16              17              16

Total                                   42,578          40,819          41,415



^Full-time equivalent

Operating expenses increased by HK$1,706 million, or 15.4 per cent, compared with first half of 2003. At constant exchange rates, the increase was 13.1 per cent. The rise in staff costs was largely attributable to higher performance-related costs in Hong Kong in line with the strong results from Global Markets. Headcount has risen by 1,759 to support business expansion across the region and the ongoing development of the Group service centres in Guangzhou and Shanghai. Other operating expenses were higher than the comparable period last year mainly due to increased advertising and marketing expenditure particularly in Hong Kong as campaigns planned for the first half of 2003 were deferred in light of the SARS outbreak. Advertising and marketing also rose in Taiwan, Singapore, India and Australia, in line with significant growth in customer assets in these areas.


4. Provisions for bad and doubtful debts


                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Net charge/(release) for bad and doubtful debts

Advances to customers
- Specific provisions
New provisions                           1,662       3,858       3,143
Releases                                (1,422)     (1,248)     (1,523)
Recoveries                                (337)       (321)       (363)
                                           (97)     (2,289)     (1,257)

- General provisions                    (1,495)        124        (284)

Net charge/(release) to profit and
  loss account                          (1,592)      2,413         973


There was a net release of provisions for bad and doubtful debts of HK$1,592 million compared to a net charge of HK$2,413 million in the same period last year. The charge for new specific provisions fell with lower provisions made against mortgages and credit card advances in Hong Kong in line with the fall in personal bankruptcy and an improvement in property prices. The charge for 2003 included a significant provision against a corporate customer in the bank in Hong Kong. Releases and recoveries were higher in Hong Kong reflecting the improvement in economic conditions. The release in the general provision was made following a review of historical loss experience and an assessment of the impact on future default probability of the improved economic conditions. Credit quality throughout the region remained stable.

Additional Information (continued)


5. Profit on tangible fixed assets and long-term investments


                            Half-year ended   Half-year ended   Half-year ended
Figures in HK$m                     30Jun04           30Jun03           31Dec03

Profit/(loss) on disposal
  of tangible fixed
  assets                                141               (11)              (73)

Profit on disposal of
  long-term investments
  and associated companies              741               695               165

Reversal of impairment of
  long-term investments                 210                33               204
                                      1,092               717               296



The profit on disposal of tangible fixed assets in 2004 reflected a gain made on the sale of a residential property in Hong Kong.

The profit on disposal of long-term investments and associated companies in the first half of 2004 included a gain on the disposal of an investment in World Finance International Limited, an associated company.

The reversal of impairment of long-term investments in 2004 benefited from a partial write-back of provisions against an equity investment.



6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:


                   Half-year ended   Half-year ended   Half-year ended
Figures in HK$m            30Jun04           30Jun03           31Dec03

Hong Kong profits tax        2,292             1,906             1,697
Overseas taxation            1,423             1,091               711
Deferred taxation              295              (138)              108
                             4,010             2,859             2,516

Share of associated
  companies' taxation            5                 8                 4
                             4,015             2,867             2,520



The effective rate of tax for the first half of 2004 was 16.5 per cent compared with 16.7 per cent for the first half of 2003.


7. Dividends



                          Half-year ended               Half-year ended               Half-year ended
                              30Jun04                       30Jun03                       31Dec03
                        HK$              HK$m         HK$              HK$m         HK$              HK$m
                  per share                     per share                     per share

Equity
Ordinary dividends
- Paid                 0.92             6,000        0.48             3,150        0.35             2,300
- Proposed             0.73             4,750        0.49             3,200        1.30             8,450
                       1.65            10,750        0.97             6,350        1.65            10,750

Non-equity
Preference dividends
  payable
- Cumulative
  redeemable
  preference shares      96                48         100                50          98                49
- Non-cumulative
  irredeemable
  preference shares    0.12               644        0.13               524        0.11               551
                                       11,442                         6,924                        11,350

8. Advances to customers

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Gross advances to customers          860,063      781,469      829,415
Suspended interest                      (999)      (1,268)      (1,141)
                                     859,064      780,201      828,274

Specific provisions                   (6,314)     (11,002)      (9,132)
General provisions                    (2,623)      (4,388)      (4,138)
Total provisions                      (8,937)     (15,390)     (13,270)
Net advances to customers            850,127      764,811      815,004

Provisions as a percentage of
  gross advances to customers^
Specific provisions                     0.73%        1.41%        1.10%
General provisions                      0.31%        0.56%        0.50%
Total provisions                        1.04%        1.97%        1.60%



^Gross advances to customers are stated after deduction of interest in suspense.


9. Provisions for bad and doubtful debts against advances to customers


                                                             Suspended
Figures in HK$m                Specific   General    Total    interest

At 1Jan04                         9,132     4,138   13,270       2,007
Amounts written off              (3,036)        -   (3,036)       (820)
Recoveries of advances written
  off in previous years             337         -      337           -
Net release to profit and loss
  account (Note 4)                  (97)   (1,495)  (1,592)          -
Interest suspended during the
  period                              -         -        -         423
Suspended interest recovered          -         -        -        (279)
Exchange and other adjustments      (22)      (20)     (42)        (12)

At 30Jun04                        6,314     2,623    8,937       1,319


Suspended interest above comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

Half-year ended 30Jun04

Bad and doubtful debt
  charge/(release)                   (1,752)           160           -   (1,592)


At 30Jun04


Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense         7,448          3,452           -   10,900
- accrual has ceased                  1,908          1,141           5    3,054
Gross non-performing advances^        9,356          4,593           5   13,954

Specific provisions                  (3,146)        (3,163)         (5)  (6,314)
                                      6,210          1,430           -    7,640

Specific provisions as a percentage
  of gross non-performing advances     33.6%          68.9%      100.0%    45.2%

Gross non-performing advances as a
  percentage of gross advances to
  customers^^                           1.6%           1.6%       41.7%     1.6%

Non-performing advances fell by HK$5,304 million, or 27.5%, since the end of 2003 to HK$13,954 million at 30 June 2004. In Hong Kong, non-performing advances decreased by HK$3,620 million due to write-offs and repayments in the bank and in Hang Seng Bank. In the rest of the Asia-Pacific region, non-performing advances fell by HK$1,684 million, mainly in Singapore, Indonesia and Thailand due to a combination of upgrades, write-offs and recoveries.

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

Half-year ended 30Jun03

Bad and doubtful debt
  charge/(release)                    2,355             90         (32)   2,413

At 30Jun03

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest

- has been placed in suspense       12,256          6,326           -    18,582

- accrual has ceased                 1,709          1,794           4     3,507

Gross non-performing advances^      13,965          8,120           4    22,089

Specific provisions                (5,667)        (5,331)         (4)  (11,002)

                                     8,298          2,789           -    11,087

Specific provisions as a percentage
  of gross non-performing advances   40.6%          65.7%      100.0%     49.8%

Gross non-performing advances as a
  percentage of gross advances to
  customers^^                         2.5%           3.6%       33.3%      2.8%

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely. Non-performing advances may include advances that are not yet more than three months overdue but are considered doubtful. Advances are classified as non-performing as soon as it becomes apparent that full recovery of the advance is unlikely. Except in certain limited circumstances, all advances on which principal or interest is more than three months overdue are classified as non-performing.

The specific provisions are made after taking into account the value of collateral in respect of such advances.

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

Half-year ended 31Dec03

Bad and doubtful debt
  charge/(release)                      743            231          (1)     973

At 31Dec03

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense        11,675          5,306           -   16,981
- accrual has ceased                  1,301            971           5    2,277
Gross non-performing advances^       12,976          6,277           5   19,258

Specific provisions                 (4,885)        (4,242)         (5)  (9,132)
                                      8,091          2,035           -   10,126

Specific provisions as a percentage
  of gross non-performing advances    37.6%          67.6%      100.0%    47.4%

Gross non-performing advances as a
  percentage of gross advances to
  customers^^                          2.3%           2.4%       41.7%     2.3%

^Gross non-performing advances to customers are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

11. Overdue advances to customers

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

At 30Jun04

Gross advances to customers
  which have been overdue with
  respect to either principal or
  interest for periods of^

- six months or less but
  over three months                   1,563            662           -    2,225

- one year or less but
  over six months                     1,124            471           -    1,595

- over one year                       2,065          2,087           -    4,152
                                      4,752          3,220           -    7,972

Overdue advances to customers
  as a percentage of gross
  advances to customers^^

- six months or less but
  over three months                    0.3%           0.2%          -      0.2%

- one year or less but
  over six months                      0.2%           0.2%          -      0.2%

- over one year                        0.3%           0.7%          -      0.5%
                                       0.8%           1.1%          -      0.9%

Overdue advances to customers
  (as above)                          4,752          3,220           -    7,972

Less: overdue advances on which
  interest is still being accrued     (861)          (221)          -   (1,082)

Add: advances overdue for periods
  of three months or less, or
  which are not yet overdue,
  and on which interest has been
  placed in suspense:
- included in rescheduled advance     3,366            306           5    3,677
- other                               2,099          1,288           -    3,387

Gross non-performing advances
  (Note 10)                           9,356          4,593           5   13,954

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

At 30Jun03

Gross advances to customers
  which have been overdue with
  respect to either principal or
  interest for periods of^

- six months or less but
  over three months                   2,224          1,080           -    3,304

- one year or less but
  over six months                     1,822            927           -    2,749

- over one year                       4,786          3,420           -    8,206
                                      8,832          5,427           -   14,259

Overdue advances to customers
  as a percentage of gross
  advances to customers^^

- six months or less but
  over three months                    0.4%           0.5%          -      0.4%

- one year or less but
  over six months                      0.3%           0.4%          -      0.4%

- over one year                        0.9%           1.5%          -      1.0%
                                       1.6%           2.4%          -      1.8%

Overdue advances to customers
  (as above)                          8,832          5,427           -   14,259

Less: overdue advances on which
  interest is still being accrued   (1,520)          (352)          -   (1,872)

Add: advances overdue for periods
  of three months or less, or
  which are not yet overdue, and
  on which interest has been placed
  in suspense:
- included in rescheduled advances    4,718            837           4    5,559
- other                               1,935          2,208           -    4,143

Gross non-performing advances
  (Note 10)                          13,965          8,120           4   22,089

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

At 31Dec03

Gross advances to customers
  which have been overdue with
  respect to either principal or
  interest for periods of^

- six months or less but
  over three months                   2,334            866           -    3,200

- one year or less but
  over six months                     1,428            867           -    2,295

- over one year                       3,133          2,376           -    5,509
                                      6,895          4,109           -   11,004

Overdue advances to customers as a
  percentage of gross advances to
  customers^^

- six months or less but
  over three months                    0.4%           0.3%          -      0.4%

- one year or less but
  over six months                      0.2%           0.3%          -      0.3%

- over one year                        0.6%           0.9%          -      0.6%
                                       1.2%           1.5%          -      1.3%

Overdue advances to customers
  (as above)                          6,895          4,109           -   11,004

Less: overdue advances on which
  interest is still being accrued   (1,593)          (247)          -   (1,840)

Add: advances overdue for
  periods of three months or
  less, or which are not yet
  overdue, and on which interest has
  been placed in suspense:

- included in rescheduled advances    4,043            692           5    4,740
- other                               3,631          1,723           -    5,354

Gross non-performing advances
  (Note 10)                          12,976          6,277           5   19,258

^Gross overdue advances to customers are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

12. Rescheduled advances to customers

                                                   Rest of   Americas/
Figures in HK$m                   Hong Kong   Asia-Pacific      Europe    Total

At 30Jun04

Rescheduled advances to
  customers^                          6,404            385           5    6,794

Rescheduled advances to customers
  as a percentage of gross advances
  to customers^^                       1.1%           0.1%       41.7%     0.8%

At 30Jun03

Rescheduled advances to
  customers^                          9,202          1,160           4   10,366

Rescheduled advances to
  customers as a percentage of
  gross advances to customers^^        1.7%           0.5%       33.3%     1.3%

At 31Dec03

Rescheduled advances to
  customers^                          7,520            829           5    8,354

Rescheduled advances to
  customers as a
  percentage of gross
  advances to customers^^              1.3%           0.3%       41.7%     1.0%

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

^Rescheduled advances are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

                                                  Rest of   Americas/
Figures in HK$m                  Hong Kong   Asia-Pacific      Europe     Total

At 30Jun04

Residential mortgages              183,504         84,104           -   267,608

Hong Kong SAR Government's Home
  Ownership Scheme and Private
  Sector Participation Scheme
  and Tenants Purchase Scheme
  mortgages                         45,248              -           -    45,248

Other personal                      42,892         31,936           7    74,835
Total personal                     271,644        116,040           7   387,691

Commercial, industrial
  and international trade          106,497         91,400           -   197,897

Commercial real estate              70,020         24,515           5    94,540

Other property-related lending      42,230         10,061           -    52,291

Government                           6,515          4,612           -    11,127

Other commercial                    57,529         33,972           -    91,501
Total corporate and commercial     282,791        164,560           5   447,356

Non-bank financial institutions     11,995          7,006           -    19,001

Settlement accounts                  3,960          2,055           -     6,015
Total financial                     15,955          9,061           -    25,016

Gross advances to customers        570,390        289,661          12   860,063

Suspended interest                   (508)          (491)          -      (999)

Gross advances to customers
  net of suspended interest        569,882        289,170          12   859,064

Provisions for bad and doubtful
  debts                            (4,794)        (4,138)         (5)   (8,937)

Net advances to customers          565,088        285,032           7   850,127

                                                  Rest of   Americas/
Figures in HK$m                  Hong Kong   Asia-Pacific      Europe     Total

At 30Jun03

Residential mortgages              183,028         64,640           -   247,668

Hong Kong SAR Government's
  Home Ownership Scheme and
  Private Sector Participation
  Scheme and Tenants Purchase
  Scheme mortgages                  52,908              -           -    52,908

Other personal                      39,315         25,359           8    64,682
Total personal                     275,251         89,999           8   365,258

Commercial, industrial and
  international trade               84,768         64,185           -   148,953

Commercial real estate              63,404         20,109           4    83,517

Other property-related lending      39,809          8,034           -    47,843

Government                           3,616          4,512           -     8,128

Other commercial                    55,642         31,742           -    87,384
Total corporate and commercial     247,239        128,582           4   375,825

Non-bank financial institutions     26,564          7,518           -    34,082

Settlement accounts                  3,529          2,775           -     6,304
Total financial                     30,093         10,293           -    40,386

Gross advances to customers        552,583        228,874          12   781,469

Suspended interest                   (733)          (535)          -    (1,268)

Gross advances to customers
  net of suspended interest         551,850        228,339         12   780,201

Provisions for bad and doubtful
  debts                            (9,335)        (6,051)         (4)  (15,390)

Net advances to customers          542,515        222,288           8   764,811


                                                  Rest of   Americas/
Figures in HK$m                  Hong Kong   Asia-Pacific      Europe     Total

At 31Dec03

Residential mortgages              183,031         79,104           -   262,135

Hong Kong SAR Government's
  Home Ownership Scheme and
  Private Sector Participation
  Scheme and Tenants Purchase
  Scheme mortgages                  48,830              -           -    48,830

Other personal                      40,679         29,490           7    70,176
Total personal                     272,540        108,594           7   381,141

Commercial, industrial and
  international trade               85,132         79,927           -   165,059

Commercial real estate              66,362         21,899           5    88,266

Other property-related lending      39,401         11,849           -    51,250

Government                           7,193          4,976           -    12,169

Other commercial                    52,426         29,149           -    81,575
Total corporate and commercial     250,514        147,800           5   398,319

Non-bank financial institutions     38,206          7,818           -    46,024

Settlement accounts                  3,564            367           -     3,931
Total financial                     41,770          8,185           -    49,955

Gross advances to customers        564,824        264,579          12   829,415

Suspended interest                   (603)          (538)          -    (1,141)

Gross advances to customers
  net of suspended interest        564,221        264,041          12   828,274

Provisions for bad and doubtful
  debts                            (8,144)        (5,121)         (5)  (13,270)

Net advances to customers          556,077        258,920           7   815,004

Net advances to customers increased by HK$35.1 billion, or 4.3 per cent, since December 2003.

Net advances in Hong Kong grew by HK$9.0 billion, or 1.6 per cent, since the end of 2003 against a backdrop of improved economic conditions and intense competition. In the bank in Hong Kong, advances to customers fell by HK$9.2 billion. There was a decrease in stock borrowing balances while corporate and commercial gross lending in Hong Kong grew by 12.9 per cent since the end of December 2003 against a backdrop of improved economic conditions. This was particularly the case across both the bank in Hong Kong and in Hang Seng Bank in respect of trade finance, property related lending and instalment finance. There was a reduction in residential mortgage lending due to the continued decline in lending under the GHOS, which remained suspended during the first half of 2004.

In the rest of the Asia-Pacific region, net advances to customers increased by HK$26.1 billion, or 10.1 per cent. Personal lending has increased across the region with strong growth in residential mortgages in Singapore, Korea and India. Credit card receivables were higher in Taiwan. Gross lending to commercial and corporate customers rose by 11.3 per cent, with significant increases in China, Korea, Singapore and India.

14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

                                          Rest of   Americas/
Figures in HK$m          Hong Kong   Asia-Pacific      Europe   Others     Total

At 30Jun04

Gross advances to
  customers, net of
  suspended interest       522,573        275,728      56,611    4,152   859,064
Overdue advances to
  customers                  4,716          3,120         135        1     7,972
Non-performing advances to
  customers                  8,450          4,586         917        1    13,954

At 30Jun03

Gross advances to
  customers, net of
  suspended interest       497,820        223,933      54,821    3,627   780,201
Overdue advances to
  customers                  8,735          5,032         486        6    14,259
Non-performing advances to
  customers                 12,530          7,802       1,751        6    22,089

At 31Dec03

Gross advances to
  customers, net of
  suspended interest       499,432        260,108      64,116    4,618   828,274
Overdue advances to
  customers                  6,679          3,958         366        1    11,004
Non-performing advances to
  customers                 11,527          6,267       1,462        2    19,258

15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.

Figures in HK$m                            At 30Jun04   At 30Jun03   At 31Dec03

Gross advances to customers for
  use in Hong Kong

Industrial, commercial and financial
Property development                           32,820       38,230       37,873
Property investment                            85,555       73,721       74,938
Financial concerns                             14,282       11,157       16,218
Stockbrokers                                    1,201          573          612
Wholesale and retail trade                     29,641       27,119       26,689
Manufacturing                                  13,146        9,132       10,498
Transport and transport equipment              33,610       29,630       31,482
Others                                         41,247       44,355       39,641
                                              251,502      233,917      237,951

Individuals
Advances for the purchase of flats under
  the Hong Kong SAR Government's Home
  Ownership Scheme and Private Sector
  Participation and Tenants Purchase
  Scheme                                       45,248       52,908       48,830
Advances for the purchase of other
  residential properties                      168,988      168,182      168,841
Credit card advances                           20,189       18,605       20,747
Others                                         19,780       19,159       17,689
                                              254,205      258,854      256,107

Gross advances to customers for use
  in Hong Kong                                505,707      492,771      494,058

Trade finance                                  48,738       37,120       38,086

Gross advances to customers for use
  outside Hong Kong made by branches of
  the bank and subsidiary companies in Hong
  Kong                                         15,437       21,959       32,077

Gross advances to customers made by
  branches of the bank and subsidiary
  companies in Hong Kong                      569,882      551,850      564,221

Gross advances to customers made by
  branches of the bank and subsidiary
  companies outside Hong Kong
- Rest of Asia-Pacific                        289,170      228,339      264,041
- Americas/Europe                                  12           12           12

Gross advances to customers net of
  suspended interest                          859,064      780,201      828,274

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 17-18 of the Annual Report and Accounts for 2003.


16. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                               Banks and
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities    Other     Total



At 30Jun04

Americas
United States                     22,178     78,603   28,591   129,372
Other                             41,665     15,244   48,098   105,007
                                  63,843     93,847   76,689   234,379
Europe
United Kingdom                    72,230         16   27,131    99,377
Other                            262,703      3,785   23,954   290,442
                                 334,933      3,801   51,085   389,819

Asia-Pacific excluding Hong
  Kong                           134,372     37,255   81,332   252,959

At 30Jun03

Americas
United States                     18,999     59,066   20,732    98,797
Other                             41,562     21,409   17,607    80,578
                                  60,561     80,475   38,339   179,375
Europe
United Kingdom                    55,012         16   23,181    78,209
Other                            229,071      3,732   26,529   259,332
                                 284,083      3,748   49,710   337,541

Asia-Pacific excluding Hong
  Kong                            98,008     41,838   71,347   211,193

At 31Dec03

Americas
United States                     21,464     58,929   23,304   103,697
Other                             39,840     23,040   20,898    83,778
                                  61,304     81,969   44,202   187,475

Europe
United Kingdom                    81,520         16   31,175   112,711
Other                            253,748      1,567   30,124   285,439
                                 335,268      1,583   61,299   398,150

Asia-Pacific excluding Hong
  Kong                           110,348     37,847   79,558   227,753

17. Current, savings and other deposits

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Current accounts                     240,306      160,969      211,749
Savings accounts                     714,633      572,386      682,412
Other deposit accounts               617,449      710,504      665,234

Customer accounts                  1,572,388    1,443,859    1,559,395

Certificates of deposit in
  issue                              104,209       89,323       92,521
Other debt securities in issue        23,189       15,685       17,788

                                   1,699,786    1,548,867    1,669,704

Current, savings and other deposits remained flat compared with the end of 2003.

In Hong Kong, customer accounts decreased by HK$6.1 billion, or 0.5 per cent, since the end of December 2003. Personal account balances fell by HK$34.1 billion, or 4.0 per cent, while there was a further movement of funds from time deposits to current and savings accounts in both the bank and Hang Seng Bank as customers preferred liquidity in the low interest environment. Deposits from customers in the Commercial, and Corporate, Investment Banking and Markets businesses rose by HK$28.1 billion, mainly in the bank in Hong Kong.

In the rest of the Asia-Pacific region, customer accounts rose by HK$19.1 billion compared with the end of December 2003. Deposits from personal customers decreased by 1.2 per cent, mainly in the bank in India, partially offset by significant growth in China. Customer deposits from Commercial Banking customers were 9.0 per cent higher than at the end of 2003 with strong increases in China and Mauritius. In the Corporate, Investment Banking and Markets division, deposits grew by 11.0 per cent with notable increases in Korea, Taiwan, Singapore and Japan.

The increases in certificates of deposit in issue compared with December 2003 were mainly in the bank in Hong Kong and Hang Seng Bank and related to wealth management products launched by the group.

The group's advances-to-deposits ratio improved to 50.0 per cent at 30 June 2004 from 48.8 per cent at 31 December 2003.

18. Reserves

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Share premium account                  3,896        3,895        3,878

Revaluation reserves
- Premises revaluation reserve         8,957        5,284        5,439
- Investment properties revaluation
  reserve                              1,899        1,765        1,696
- Long-term equity investments
  revaluation reserve                  1,070          863        1,182
                                      11,926        7,912        8,317
Retained profits                      44,204       34,992       37,764
                                      60,026       46,799       49,959

19. Contingent liabilities, commitments and derivatives

                                                     Credit      Risk-
                                     Contract    equivalent   weighted
Figures in HK$m                        amount        amount     amount

At 30Jun04

Contingent liabilities
- Acceptances and endorsements         19,538         3,908      3,782
- Guarantees                          143,236       126,211     43,358
- Other                                    67            67         37
                                      162,841       130,186     47,177
Commitments
- Documentary credits and short-term
  trade-related transactions           51,706        13,922     10,170
- Forward asset purchases and
  forward forward deposits placed       4,320         4,320      2,140
- Undrawn note issuing and revolving
  underwriting facilities               4,126         2,063      1,686
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                  70,567        35,283     33,817
  - under one year                    579,396             -          -
                                      710,115        55,588     47,813
Exchange rate contracts
- Spot and forward foreign
  exchange                          2,300,878        35,515      8,732
- Other exchange rate contracts       650,466        30,711      8,618
                                    2,951,344        66,226     17,350

Interest rate contracts
- Interest rate swaps               2,974,127        46,253     12,519
- Other interest rate contracts       695,439         2,652        682
                                    3,669,566        48,905     13,201

Other derivative contracts             40,153         2,938        881

Impact of counterparty netting
  agreements on derivatives'
  exposure                                  -       (41,574)    (8,699)

                                                     Credit      Risk-
                                     Contract    equivalent   weighted
Figures in HK$m                        amount        amount     amount

At 30Jun03

Contingent liabilities
- Acceptances and endorsements         17,300         3,934      3,849
- Guarantees                          109,466        96,680     33,562
- Other                                    79            79         79
                                      126,845       100,693     37,490
Commitments
- Documentary credits and short-term
  trade-related transactions           46,065        12,251      8,949
- Forward asset purchases and
  forward forward deposits placed       2,576         2,576        518
- Undrawn note issuing and revolving
  underwriting facilities               3,182         1,591      1,591
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                  57,753        28,877     25,698
  - under one year                    540,783             -          -
                                      650,359        45,295     36,756
Exchange rate contracts
- Spot and forward foreign
  exchange                          2,219,544        37,160      8,740
- Other exchange rate contracts       629,793        25,873      7,283
                                    2,849,337        63,033     16,023
Interest rate contracts
- Interest rate swaps               2,256,119        53,507     13,408
- Other interest rate contracts       831,780         1,729        447
                                    3,087,899        55,236     13,855

Other derivative contracts             14,860         4,465      2,633

Impact of counterparty netting
  agreements on derivatives'
  exposure                                  -       (45,535)    (9,387)

                                                     Credit      Risk-
                                     Contract    equivalent   weighted
Figures in HK$m                        amount        amount     amount

At 31Dec03

Contingent liabilities
- Acceptances and endorsements         19,355         4,033      3,803
- Guarantees                          122,075       107,562     35,892
- Other                                   130           130        130
                                      141,560       111,725     39,825
Commitments
- Documentary credits and
  short-term trade-related
  transactions                         45,038        12,890      8,767
- Forward asset purchases and
  forward forward deposits placed       7,696         7,696      2,665
- Undrawn note issuing and
  revolving underwriting facilities     4,187         2,094      1,686
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                  55,456        27,728     26,042
  - under one year                    554,808             -          -
                                      667,185        50,408     39,160
Exchange rate contracts
- Spot and forward foreign
  exchange                          2,043,936        40,361      9,882
- Other exchange rate contracts       563,533        30,485      8,613
                                    2,607,469        70,846     18,495
Interest rate contracts
- Interest rate swaps               2,715,154        48,890     12,719
- Other interest rate contracts       915,413         1,939        532
                                    3,630,567        50,829     13,251

Other derivative contracts             27,375         5,697      3,777

Impact of counterparty netting
  agreements on derivatives'
  exposure                                  -       (46,347)    (9,564)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Replacement cost of contracts

Figures in HK$m                  At 30Jun04   At 30Jun03   At 31Dec03

Exchange rate contracts              26,380       27,338       42,119
Interest rate contracts              35,328       46,952       39,360
Other derivative contracts            1,318          379          601
                                     63,026       74,669       82,080
Less:netting adjustments            (24,115)     (33,146)     (31,259)
  cash collateral received           (1,690)      (4,973)      (2,889)
                                     37,221       36,550       47,932

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, ie. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio. Cash collateral received represents amounts specifically held against identifiable transactions which meet the offset criteria.

20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m                                Net structural position

At 30Jun04

Australian dollars                                               3,330
Chinese renminbi                                                 4,361
Indian rupees                                                    4,064
Korean won                                                       2,670
Singapore dollars                                                3,614
United States dollars                                          (50,013)

At 30Jun03

Indian rupees                                                    3,721
Singapore dollars                                                3,941
United States dollars                                          (40,009)

At 31Dec03

Australian dollars                                               2,510
Indian rupees                                                    3,824
Singapore dollars                                                3,432
United States dollars                                          (43,558)

The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:

                                US$ non-structural position
                                ---------------------------

Figures in HK$m          At 30Jun04       At 30Jun03       At 31Dec03

Spot assets                 983,440          849,116          985,356
Spot liabilities           (970,080)        (841,137)        (954,240)
Forward purchases         1,487,766        1,421,153        1,320,615
Forward sales            (1,410,343)      (1,319,593)      (1,239,787)
Net options position            892                -             (560)
                             91,675          109,539          111,384

21. Reconciliation of operating profit to cash generated from operations

                                     Half-year ended   Half-year ended
Figures in HK$m                              30Jun04           30Jun03

Operating profit                              22,366            16,747
Net interest income                          (18,620)          (19,520)
Dividend income                                 (139)             (128)
Depreciation and amortisation                  1,057             1,042
Provisions for bad and doubtful debts         (1,592)            2,413
Advances written off net of recoveries        (2,699)           (2,859)
Other provisions for liabilities and charges     690               458
Provisions utilised                             (346)             (192)
Interest received                             22,199            21,952
Interest paid                                 (8,507)           (8,013)
Net cash inflow from trading activities       14,409            11,900

Change in treasury bills with original term
  to maturity of more than three months      (50,171)            3,976
Change in placings with banks
  maturing after one month                    (1,417)          (15,116)
Change in certificates of deposit
  with original term to maturity of more
  than three months                           (7,122)           (1,606)
Change in securities held for dealing
  purposes                                     6,851             7,702
Change in advances to customers              (30,780)          (35,642)
Change in amounts due from fellow
  subsidiary companies                        13,901           (19,629)
Change in other assets                         7,030           (31,579)
Change in current, savings and other
  deposit accounts                            30,082            75,328
Change in deposits by banks                    5,789            14,260
Change in amounts due to fellow
  subsidiary companies                        19,918             4,601
Change in amounts due to ultimate
  holding company                                285               255
Change in other liabilities                   13,120            15,663
Exchange adjustments                            (478)              823
Cash generated from operations                21,417            30,936

22. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the period

                                     Half-year ended   Half-year ended
Figures in HK$m                              30Jun04           30Jun03

Balance at beginning of period               311,435           266,407
Net cash inflow before the effect of
  foreign exchange movements                     762               965
Effect of foreign exchange movements            (887)            2,953
Balance at end of period                     311,310           270,325

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

                                     Half-year ended   Half-year ended
Figures in HK$m                              30Jun04           30Jun03

Cash in hand and current balances
  with banks                                  63,745            52,635
Placings with banks                          223,261           175,464
Treasury bills                                21,939            41,934
Certificates of deposit                        2,365               292
                                             311,310           270,325

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

                                     Half-year ended   Half-year ended
Figures in HK$m                              30Jun04           30Jun03

Cash consideration                              (972)             (694)
Cash and cash equivalents acquired                 -                38
                                                (972)             (656)
23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Profit and loss account
                                         Rest of   Americas/
Figures in HK$m         Hong Kong   Asia-Pacific      Europe     Total

Half-year ended 30Jun04

Interest income            18,239         10,166         258    28,663
Interest expense           (4,750)        (5,067)       (226)  (10,043)
Net interest income        13,489          5,099          32    18,620
Dividend income               132              7           -       139
Fees and commissions
  receivable                7,206          2,981           1    10,188
Fees and commissions
  payable                    (880)          (740)         (6)   (1,626)
Dealing profits             2,353          1,355           -     3,708
Rental income from
  investment properties       107              -           -       107
Other                       2,759            442           4     3,205
Operating income           25,166          9,144          31    34,341
Operating expenses         (8,582)        (4,821)        (12)  (13,415)
Operating profit before
  provisions               16,584          4,323          19    20,926
Provisions for bad and
  doubtful debts            1,752           (160)          -     1,592
Provisions for contingent
  liabilities and
  commitments                 (29)          (120)         (3)     (152)
Operating profit           18,307          4,043          16    22,366
Profit on tangible fixed
  assets and long-term
  investments               1,064             28           -     1,092
Surplus on property
  revaluation                 853              -           -       853
Share of profits less
  losses of associated
  companies                   (12)             -           -       (12)
Profit on ordinary
  activities before tax    20,212          4,071          16    24,299
Tax on profit on ordinary
  activities               (2,901)        (1,111)         (3)   (4,015)
Profit on ordinary
  activities after tax     17,311          2,960          13    20,284
Minority interests         (2,365)             -           -    (2,365)
Profit attributable to
  shareholders             14,946          2,960          13    17,919

                                         Rest of   Americas/
Figures in HK$m         Hong Kong   Asia-Pacific      Europe     Total

Half-year ended 30Jun03

Interest income            20,456          8,603         353    29,412
Interest expense           (5,252)        (4,336)       (304)   (9,892)
Net interest income        15,204          4,267          49    19,520
Dividend income               116              8           4       128
Fees and commissions
  receivable                5,398          2,218           4     7,620
Fees and commissions
  payable                    (697)          (549)        (26)   (1,272)
Dealing profits             1,110          1,169          (1)    2,278
Rental income from
  investment properties       109              -           -       109
Other                       2,055            327           -     2,382
Operating income           23,295          7,440          30    30,765
Operating expenses         (7,609)        (3,918)        (15)  (11,542)
Operating profit before
  provisions               15,686          3,522          15    19,223
Provisions for bad and
  doubtful debts           (2,355)           (90)         32    (2,413)
Provisions for contingent
  liabilities and
  commitments                 (22)           (41)          -       (63)
Operating profit           13,309          3,391          47    16,747
Profit on tangible fixed
  assets and long-term
  investments                 489            103         125       717
Deficit on property
  revaluation                (322)             -           -      (322)
Share of profits less
  losses of associated
  companies                    51              -           -        51
Profit on ordinary
  activities before tax    13,527          3,494         172    17,193
Tax on profit on ordinary
  activities               (1,810)        (1,044)        (13)   (2,867)
Profit on ordinary
  activities after tax     11,717          2,450         159    14,326
Minority interests         (1,902)             -           -    (1,902)
Profit attributable to
  shareholders              9,815          2,450         159    12,424

                                         Rest of   Americas/
Figures in HK$m         Hong Kong   Asia-Pacific      Europe     Total

Half-year ended 31Dec03

Interest income            19,353          9,111         346    28,810
Interest expense           (4,828)        (4,472)       (292)   (9,592)
Net interest income        14,525          4,639          54    19,218
Dividend income               123              1           -       124
Fees and commissions
  receivable                6,163          2,653          (2)    8,814
Fees and commissions
  payable                    (800)          (700)        (24)   (1,524)
Dealing profits               813            935          (2)    1,746
Rental income from
  investment properties       111              -           -       111
Other                       2,746            395           4     3,145
Operating income           23,681          7,923          30    31,634
Operating expenses         (8,687)        (4,810)        (19)  (13,516)
Operating profit before
  provisions               14,994          3,113          11    18,118
Provisions for bad and
  doubtful debts             (743)          (231)          1      (973)
Provisions for contingent
  liabilities and
  commitments                 (29)            16           -       (13)
Operating profit           14,222          2,898          12    17,132
Profit/(loss) on
  tangible fixed assets
  and long-term investments   290              7          (1)      296
Surplus on property
  revaluation                  60             28           -        88
Share of profits less
  losses of associated
  companies                    88              -           -        88
Profit on ordinary
  activities before tax    14,660          2,933          11    17,604
Tax on profit on
  ordinary activities      (1,802)          (716)         (2)   (2,520)
Profit on ordinary
  activities after tax     12,858          2,217           9    15,084
Minority interests         (1,711)             -           -    (1,711)
Profit attributable to
  shareholders             11,147          2,217           9    13,373

Interest income and interest expense for the first half of 2004 include intra-group interest of HK$1,231 million (first half of 2003: HK$1,259 million; second half of 2003: HK$1,193 million). Fees and commissions receivable and fees and commissions payable for the first half of 2004 include intra-group fees of HK$116 million (first half of 2003: HK$87 million; second half of 2003: HK$92 million). Other operating income and operating expenses for the first half of 2004 include intra-group items of HK$626 million (first half of 2003: HK$459 million; second half of 2003: HK$575 million).

24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m                            At 30Jun04   At 30Jun03   At 31Dec03

Composition of capital

Tier 1:

Shareholders' funds                           124,346       97,863      110,012
Less: proposed dividends                       (4,750)      (3,200)      (8,450)
      property revaluation reserves           (10,856)      (7,049)      (7,135)
      long-term equity investments
       revaluation reserve                     (1,070)        (863)      (1,182)
      term preference shares                   (3,900)      (3,899)      (3,882)
      goodwill                                 (1,718)        (886)        (961)
Minority interests^                            14,318       14,298       14,167
Total qualifying tier 1 capital               116,370       96,264      102,569

Tier 2:
Property revaluation reserves (@70%)            7,599        4,934        4,994

Long-term equity investments
  revaluation reserve (@70%)                      749          604          827
General provisions                              2,623        4,388        4,138
Perpetual subordinated debt                     9,360        9,358        9,316
Term subordinated debt                          1,997        2,831        2,099
Term preference shares                          3,120        3,899        3,882
Total qualifying tier 2 capital                25,448       26,014       25,256

Investments in associated companies            (1,620)      (1,764)      (1,443)
Investments in unconsolidated
  subsidiary companies                         (5,573)      (3,943)      (4,812)
Investments in other banks                     (1,441)        (498)        (501)
Total capital                                 133,184      116,073      121,069

Risk-weighted assets                        1,068,628      926,444    1,008,824

^After deduction of minority interests in unconsolidated subsidiary companies.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

                  At 30Jun04        At 30Jun03        At 31Dec03

Total capital           12.5%             12.5%             12.0%

Tier 1 capital          10.9%             10.4%             10.2%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risks are as follows:

Total capital           12.4%             12.1%             11.8%

Tier 1 capital          10.8%             10.0%             10.0%

25. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                            Half-year ended   Half-year ended   Half-year ended
                                    30Jun04           30Jun03           31Dec03

The average liquidity ratio
  for the period was as
  follows:

Hong Kong branches of the bank         40.4%             50.8%             49.0%

26. Property revaluation

The group's premises and investment properties in Hong Kong were revalued as at 30 June 2004. The basis of the valuation for premises was open market value for existing use or, in the case of one specialised building, depreciated replacement cost. The basis of the valuation for investment properties was open market value. The bases of valuation are unchanged from those used at 31 December 2003.

Premises and investment properties in the Hong Kong SAR were valued by Chesterton Petty Limited at 30 June 2004. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Management considered that there had either been no material changes in the values of the properties located outside Hong Kong since 30 September 2003, when the properties were last revalued or reviewed, or that the values of the properties were not material.

The property revaluation has resulted in an increase in the group's revaluation reserves of HK$4,288 million, net of deferred taxation of HK$849 million, as at 30 June 2004, and a credit to the profit and loss account of HK$853 million being the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

27. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2003.

28. Constant exchange rates

When reference to constant exchange rates is made, prior and current year data, as expressed in the functional currencies of the group's operations, have been translated into Hong Kong dollars using the same exchange rates for both years.

29. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2003 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004. The Annual Report and Accounts for the year ended 31 December 2003, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.asiapacific.hsbc.com.

30. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

31. Statement of compliance

The information in this news release for the half-year ended 30 June 2004 complies with the Hong Kong Statement of Standard Accounting Practice 25 on Interim Financial Reporting and the module on Interim Financial Disclosure by Locally Incorporated Authorised Institutions under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 August 2004